EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2013	2012	2013	2012
Fixed Charges:
Interest expense	$100	$105	$308	$325
Capitalized interest	—	3	3	11
Portion of rental expense which represents interest factor	69	53	188	167
Total Fixed Charges	$169	$161	$499	$503
Earnings Available for Fixed Charges:
Pre-tax income	$335	$314	$967	$966
Add: Distributed equity income of affiliated companies	2	2	41	38
Add: Fixed charges	169	161	499	503
Less: Capitalized interest	—	(3)	(3)	(11)
Less: Net income-noncontrolling interests	(5)	(6)	(15)	(20)
Total Earnings Available for Fixed Charges	$501	$468	$1,489	$1,476
Ratio of Earnings to Fixed Charges	2.96	2.91	2.98	2.93
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$100	$105	$308	$325
Capitalized interest	—	3	3	11
Portion of rental expense which represents interest factor	69	53	188	167
Total Fixed Charges before preferred stock dividends pre-tax income requirements	169	161	499	503
Preferred stock dividends pre-tax income requirements	10	10	29	29
Total Combined Fixed Charges and Preferred Stock Dividends	$179	$171	$528	$532
Earnings Available for Fixed Charges:
Pre-tax income	$335	$314	$967	$966
Add: Distributed equity income of affiliated companies	2	2	41	38
Add: Fixed charges before preferred stock dividends	169	161	499	503
Less: Capitalized interest	—	(3)	(3)	(11)
Less: Net income-noncontrolling interests	(5)	(6)	(15)	(20)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$501	$468	$1,489	$1,476
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.80	2.74	2.82	2.77